FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of February 2026

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  X    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Supplement for Financial Highlights – Nine months ended December 31, 2025

The registrant hereby incorporates Exhibit 1 to this report on Form 6-K by reference (i) in the prospectus that is part of the Registration Statement on Form F-3 (Registration No. 333-283915) of the registrant, originally filed with the SEC on December 19, 2024, as amended by Post-Effective Amendment No. 1 thereto, filed with the SEC on August 29, 2025 and (ii) in the prospectus that is part of the Registration Statement on Form F-3 (Registration No. 333-273353) of the registrant and of Nomura America Finance, LLC, filed with the SEC on July 20, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: February 6, 2026	By:	/s/ Yoshifumi Kishida
Yoshifumi Kishida
Senior Managing Director

Presentation of Financial and Other Information

As used in this Form 6-K, references to “Nomura” are to Nomura Holdings, Inc. and its consolidated entities. References to “NHI” are to Nomura Holdings, Inc.

Unless otherwise stated, references in this Form 6-K to “yen” are to Japanese yen. Amounts shown in this Form 6-K have been rounded to the nearest indicated digit unless otherwise specified. In tables and paragraphs with rounded figures, sums may not add up due to rounding.

Except as otherwise indicated, all financial information with respect to Nomura presented in this Form 6-K is presented on an unaudited consolidated basis in accordance with U.S. generally accepted accounting principles.

Supplement for Financial Highlights—Nine months ended December 31, 2025

Nomura reported net revenue of 1,590.5 billion yen for the nine months ended December 31, 2025, an increase of 10.5% from the same period in the previous year. Non-interest expenses increased by 8.7% from the same period in the previous year to 1,158.4 billion yen. Income before income taxes was 432.1 billion yen and net income attributable to NHI shareholders was 288.2 billion yen for the nine months ended December 31, 2025. Basic-Net income attributable to NHI shareholders per share was 97.73 yen and Diluted-Net income attributable to NHI shareholders per share was 94.67 yen. Return on shareholders’ equity was 10.8%. Return on shareholders’ equity annualized is calculated as the ratio of net income attributable to NHI shareholders to total NHI shareholders’ equity multiplied by 4/3 to annualize the figure.

i.) Financial Position

As of December 31, 2025, Nomura’s main balance sheet indicators were as follows:

•	Total assets: 61.9 trillion yen (an increase of 5.1 trillion yen compared to March 31, 2025 due mainly to an increase in Trading assets)
•	Total liabilities: 58.1 trillion yen (an increase of 4.9 trillion yen compared to March 31, 2025 due mainly to an increase in Trading liabilities)
•	Total equity: 3.8 trillion yen (an increase of 0.2 trillion yen compared to March 31, 2025 due mainly to an increase in Retained earnings)
•	Total NHI shareholders’ equity: 3.7 trillion yen

As of December 31, 2025, Nomura’s capital-related indicators were as follows1:

•	Tier 1 Capital: 3,637 billion yen (3,500 billion yen as of March 31, 2025)
•	Tier 2 Capital: 187.6 billion yen (0.6 billion yen as of March 31, 2025)
•	Total Capital: 3,825 billion yen (3,500 billion yen as of March 31, 2025)
•	Tier 1 Capital ratio: 15.0% (16.2% as of March 31, 2025)
•	Common Equity Tier 1 Capital ratio: 12.8% (14.5% as of March 31, 2025)
•	Consolidated Capital Adequacy ratio: 15.8% (16.2% as of March 31, 2025)
•	Consolidated Leverage ratio (Tier 1 capital divided by exposure (the sum of on-balance sheet exposures and off-balance sheet items)): 4.91% (5.16% as of March 31, 2025)
•	Risk weighted assets: 24,155 billion yen (an increase from 21,497 billion yen as of March 31, 2025 due mainly to an increase of Credit Risk)

1	Ratios and figures in this paragraph represent preliminary estimates as of the date of this supplement release and may be revised upon finalization, which is currently expected to occur by April 2026.

NHI has been assigned as a Final Designated Parent Company who must calculate a consolidated capital adequacy ratio according to the “Establishment of standards on sufficiency of capital stock of a final designated parent company and its subsidiary entities, etc. compared to the assets held thereby” (2010 FSA Regulatory Notice No. 130; “Capital Adequacy Notice on Final Designated Parent Company”). Since then, the Capital Adequacy Notice on Final Designated Parent Company has been revised to be in line with Basel 2.5 and Basel III.

Since its designation as a Final Designated Parent Company in April 2011, NHI has been calculating its consolidated capital adequacy ratio according to the Capital Adequacy Notice on Final Designated Parent Company and, from the end of March 2013, according to a Basel III-based consolidated capital adequacy ratio.

ii.) Value at Risk

Value at risk as of December 31, 2025 was 6.2 billion yen, 63.2% increase compared to March 31, 2025. Value at risk is defined at 95% confidence level. The time horizon for our outstanding portfolio is 1 day. Inter-product price fluctuations are considered.

iii.) Number of Employees

As of December 31, 2025, Nomura had 28,601 employees globally (Japan: 15,061, Europe: 3,237, Americas: 3,030, Asia and Oceania (including Powai office in India): 7,273).

The nine months ended December 31, 2025—Business Highlights

Business Segment Information

Wealth Management

 Results of operation*

	Billions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31,	December 31,
	2024 (A)	2025 (B)
Net revenue	333.6	354.8	6.3
Non-interest expenses	203.4	212.0	4.2

Income (loss) before income taxes	130.3	142.8	9.6

Net revenue increased from ¥333.6 billion for the nine months ended December 31, 2024 to ¥354.8 billion for the nine months ended December 31, 2025 primarily due to an increase in commissions. Non-interest expenses were ¥212.0 billion and income before income taxes was ¥142.8 billion.

*We established a new Banking Division, effective April 1, 2025. Accordingly, prior period amounts have been reclassified to conform to the current year presentation.

 KPIs

	Trillions of yen		% Change
	March 31,	December 31,	(B-A)/(A)
	2025 (A)	2025 (B)
Recurring revenue assets	23.5	28.1	19.6

	Billions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31,	December 31,
	2024 (A)	2025 (B)
Net inflows of recurring revenue assets(1)	1,108.4	1,072.3	(3.3)

	Thousands		% Change
	For the nine months ended		(B-A)/(A)
	December 31,	December 31,
	2024 (A)	2025 (B)
Flow business clients	1,482	1,538	3.8

	Thousands		% Change
	March 31,	December 31,	(B-A)/(A)
	2025 (A)	2025 (B)
Workplace services	3,883	4,082	5.1

(1)

Net inflows of recurring revenue assets are defined and calculated by subtracting the amount of sell-offs and outflows from the amount of purchase and inflows of recurring revenue assets, and is an index used to measure the expansion of recurring revenue assets excluding changes in market value.

Investment Management

 Results of operation

	Billions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31,	December 31,
	2024 (A)	2025 (B)
Net revenue	149.5	172.3	15.3
Non-interest expenses	75.4	102.1	35.4

Income (loss) before income taxes	74.1	70.2	(5.2)

On December 1, 2025, Nomura completed the acquisition of all equity interests in Macquarie Management Holdings, Inc., Macquarie Investment Management Holdings (Luxembourg) S.à r.l., and Macquarie Investment Management Holdings (Austria) GmbH (collectively, “Acquired Companies”), pursuant to the share purchase agreement entered into on April 22, 2025 (the “Macquarie Acquisition”). Upon completion, Nomura acquired 100% of the outstanding shares of the Acquired Companies for a total cash consideration of approximately $1.8 billion (equivalent to approximately ¥281.4 billion, based on an exchange rate of 1 U.S. dollar = ¥156.35 as of December 1, 2025). Nomura has determined that a substantial portion of the purchase price has provisionally been allocated to intangible assets and goodwill. As a result, these companies have become consolidated subsidiaries of Nomura with effect from December 1, 2025, and their results of operations and KPIs are included in the Investment Management figures disclosed under this Results of operation subsection and the following KPIs subsection beginning on such date.

Net revenue increased from ¥149.5 billion for the nine months ended December 31, 2024 to ¥172.3 billion for the nine months ended December 31, 2025, primarily due to an increase in Business revenue including a result of the consolidation of the businesses acquired in the Macquarie Acquisition. Non-interest expenses were ¥102.1 billion for the nine months ended December 31, 2025, an increase over the same period in the previous year as a result of expenses attributable to the Acquired Companies, amortization of intangible assets related to the acquired business and one-time acquisition-related costs. As a result, income before income taxes was ¥70.2 billion.

The breakdown of net revenue for Investment Management is as follows:

	Billions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31,	December 31,
	2024 (A)	2025 (B)
Business revenue(1)	120.5	142.5	18.3
Investment gain/ loss(2)	29.0	29.8	2.8

Net revenue	149.5	172.3	15.3

(1)

Consists of divisional revenue, other than investment gain/loss, including revenue generated by our asset management business (excluding gains and losses related to our investment in American Century Investments), revenues generated by Nomura Babcock & Brown Co., Ltd.’s aircraft leasing related businesses and management fee revenues generated from our private equity and other investment businesses.

(2)

Consists of divisional revenue attributable to investments (including fair value fluctuations, funding cost and dividends), including gains and losses related to our investment in American Century Investments, our investments held in our private equity and other investment businesses.

 KPIs

	Trillions of yen		% Change
	March 31,	December 31,	(B-A)/(A)
	2025 (A)	2025 (B)
Asset Under Management	89.3	134.7	50.8

	Billions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31, 2024 (A)	December 31, 2025 (B)
Net inflows	2,334	721	(69.1)

Wholesale

 Results of operation

	Billions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31,	December 31,
	2024 (A)	2025 (B)
Net revenue	798.8	854.2	6.9
Non-interest expenses	670.0	696.8	4.0

Income (loss) before income taxes	128.8	157.3	22.2

The breakdown of net revenue for Wholesale is as follows:

	Billions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31,	December 31,
	2024 (A)	2025 (B)
Fixed Income	393.4	383.6	(2.5)
Equities	274.4	332.0	21.0
Global Markets	667.8	715.6	7.2
Investment Banking	131.0	138.6	5.8

Net revenue	798.8	854.2	6.9

Global Markets net revenue was ¥ 715.6 billion. Fixed Income net revenue decreased from ¥ 393.4 billion for the nine months ended December 31, 2024 to ¥ 383.6 billion for the nine months ended December 31, 2025 due to weak performance in macro products. Equities net revenue increased from ¥274.4 billion for the nine months ended December 31, 2024 to ¥332.0 billion for the nine months ended December 31, 2025 due to strong performances in equity products. Investment banking net revenue was ¥ 138.6 billion.

 KPIs

	Three months ended
	June 30,	September 30,	December 31,
Cost-to-income ratio
2024/25	91%	83%	79%
2025/26	84%	81%	80%
Revenue/modified RWA
2024/25	7.3%	7.4%	8.2%
2025/26	6.9%	7.1%	7.8%

Banking

 Results of operation*

	Billions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31,	December 31,
	2024 (A)	2025 (B)
Net revenue	35.8	39.4	10.2
Non-interest expenses	22.4	28.4	26.6

Income (loss) before income taxes	13.3	11.0	(17.6)

Net revenue increased from ¥35.8 billion for the nine months ended December 31, 2024 to ¥39.4 billion for the nine months ended December 31, 2025. Non-interest expenses were ¥28.4 billion and income before income taxes was ¥11.0 billion.

*We established a new Banking Division, effective April 1, 2025. Accordingly, prior period amounts have been reclassified to conform to the current year presentation.

 KPIs

	Billions of yen		% Change
	March 31,	December 31,	(B-A)/(A)
	2025 (A)	2025 (B)
Loan Outstanding (The Nomura Trust and Banking Co., Ltd.) (1)	1,044	1,131	8.3

	Trillions of yen		% Change
	March 31,	December 31,	(B-A)/(A)
	2025 (A)	2025 (B)
Investment Trust balance (The Nomura Trust and Banking Co., Ltd.)(2)	40.5	41.2	1.7

	Billions of dollars		% Change
	March 31,	December 31,	(B-A)/(A)
	2025 (A)	2025 (B)
Assets under administration (Nomura Bank (Luxembourg) S.A.)(3)	56.6	62.4	10.2

————————

(1)

The total balance of loans conducted by The Nomura Trust and Banking Co., Ltd. (“NTB”), such as private banking loans and the “Nomura Web Loan” securities-backed loan product, corresponds to the figure for “Loans” disclosed on the asset side of NTB’s standalone balance sheet. Such figure is disclosed on the basis of regulatory standards based on accounting principles generally accepted in Japan and does not necessarily correspond to “Loans receivable” as disclosed by NHI on its consolidated balance sheet, which is prepared on the basis of accounting principles generally accepted in the United States.

(2)

The asset balance of investment trusts entrusted to NTB, calculated as the total net asset value of each fund as of its respective most recent fiscal period end. Such fiscal period end may not align with the date shown, and, for funds with only annual or semi-annual accounting, such period-end may not have occurred, and the amount may not have been updated, during the relevant quarter. The amount shown corresponds to the figure for “Investment Trusts” disclosed on the liability side of NTB’s standalone Statement of Trust Account. Such figure, which is disclosed on the basis of Japanese regulatory standards, is not included in NHI’s consolidated balance sheet.

(3)

The total asset amount of each investment trust for which Nomura Bank (Luxembourg) S.A. is responsible for calculating the net asset value, accounting treatment, order processing, nominee management, and creating preparation of various reports.

 Other Operating Results*

	Billions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31,	December 31,
	2024 (A)	2025 (B)
Net revenue	123.5	165.6	34.1
Non-interest expenses	94.3	119.0	26.2

Income (loss) before income taxes	29.2	46.6	59.6

Net revenue was ¥ 165.6 billion, primarily due to profits related to the sale of land and buildings located in Takanawa 2-chome, Minato-ku, Tokyo, recorded in April 2025. Income before income taxes was ¥ 46.6 billion.

*We established a new Banking Division, effective April 1, 2025. Accordingly, prior period amounts have been reclassified to conform to the current year presentation.

Segment Information—Operating Segment

The following table shows quarterly business segment information and reconciliation items to the consolidated statements of income.

	Millions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31,	December 31,
	2024 (A)	2025 (B)
Net revenue
Business segment information:
Wealth Management	333,628	354,759	6.3
Investment Management	149,468	172,305	15.3
Wholesale	798,750	854,154	6.9
Banking	35,751	39,392	10.2

Subtotal	1,317,597	1,420,610	7.8
Other	123,528	165,633	34.1

Net revenue	1,441,125	1,586,243	10.1

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(1,375)	4,289	—

Net revenue	1,439,750	1,590,532	10.5

Non-interest expenses
Business segment information:
Wealth Management	203,370	211,981	4.2
Investment Management	75,416	102,128	35.4
Wholesale	669,974	696,817	4.0
Banking	22,444	28,423	26.6

Subtotal	971,204	1,039,349	7.0
Other	94,326	119,035	26.2

Non-interest expenses	1,065,530	1,158,384	8.7

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—

Non-interest expenses	1,065,530	1,158,384	8.7

Income (loss) before income taxes
Business segment information:
Wealth Management	130,258	142,778	9.6
Investment Management	74,052	70,177	(5.2)
Wholesale	128,776	157,337	22.2
Banking	13,307	10,969	(17.6)

Subtotal	346,393	381,261	10.1
Other*	29,202	46,598	59.6

Income (loss) before income taxes	375,595	427,859	13.9

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(1,375)	4,289	—

Income (loss) before income taxes	374,220	432,148	15.5

* Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other.”

The following table presents the major components of income (loss) before income taxes in “Other.”

	Millions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31,	December 31,
	2024 (A)	2025 (B)
Net gain (loss) related to economic hedging transactions	(8,041)	(74)	—
Realized gain (loss) on investments in equity securities held for operating purposes	1,141	3,343	193.0
Equity in earnings of affiliates	41,551	42,411	2.1
Corporate items	(767)	(36,448)	—
Other	(4,682)	37,366	—

Total	29,202	46,598	59.6

Note) Prior period amounts have been reclassified to conform to the current year presentation.

Disclaimers

•	This document is produced by Nomura. Copyright 2026 Nomura Holdings, Inc. All rights reserved.
•

Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

•

No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.

•

The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.

•

This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only Nomura’s belief regarding future events, many of which, by their nature, are inherently uncertain and outside Nomura’s control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

•

The review of the consolidated financial statements for the nine-month period ended December 31, 2025 has not been completed by the independent auditors as of the date of this supplement. As a result of such audit, certain of the information set forth herein may be materially revised. Nomura intends to disclose its reviewed consolidated financial statements on February 10, 2026.

•	This document should be read together with and is qualified in its entirety by reference to Nomura’s Annual Report on Form 20-F for the year ended March 31, 2025.